News Release

Talisman Energy announces agreement to exit Poland

Talisman Energy Poland B.V. (Talisman) has reached an agreement to transfer its interests in Poland to its partner San Leon Energy (San Leon).

San Leon will acquire 100% of the shares of Talisman Energy Polska Sp. z o.o. (100% held by Talisman Energy Poland B.V.), including all assets and drilling equipment. The deal enables Talisman to exit the country with no outstanding commitments or liability.

"Talisman’s decision to exit Poland is driven by our strategic priority to focus on production within our two core areas: the Americas and Asia-Pacific,” said Paul Warwick, Executive Vice-President, Europe-Atlantic. "Although encouraged by the preliminary results of our drilling program, we need to focus on what is important to our shareholders. I am proud of what our team has accomplished in Poland: a technically successful drilling program and strong relationships with key stakeholders.”

Talisman signed a farm-in agreement with San Leon in 2010 to earn a 30% working interest in three blocks in the Baltic Basin. Talisman drilled one vertical well in each block. Talisman has closed its office in Warsaw.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com).

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Phoebe Buckland                                                                                                        Lyle McLeod
Manager, External Communications                                                                        Vice-President, Investor Relations
Phone:                      403-237-1657                                                                              Phone:                      403-767-5732
Email:           tlm@talisman-energy.com                                                                    Email:           tlm@talisman-energy.com

08-13